UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                        TENET INFORMATION SERVICES, INC.
                        --------------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                  8800332 10 1
                                  ------------
                                 (CUSIP Number)


                       Marty Williams, Let's Go Aero, Inc.
         3380 North El Paso Street, Suite G, Colorado Springs, CO 80907
                                Tel. 719-630-3800
         --------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 14, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. _____

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CUSIP No.  8800332 10 1
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1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Marty Williams
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2. Check the Appropriate Box if a Member of a Group

(a) ___  (b) X

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3. SEC Use Only _______________________________
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4. Source of Funds    PF
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5. Check if Disclosure of Legal  Proceedings Is Required  Pursuant to Items 2(d)
or 2(e) _____
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

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6. Citizenship or Place of Organization USA
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Number of         7.  Sole Voting Power           193,371
Shares Bene-    ----------------------------------------------------------------
ficially          8.  Shared Voting Power       2,048,371
Owned by Each   ----------------------------------------------------------------
Reporting         9.  Sole Dispositive Power      193,371
Person With     ----------------------------------------------------------------
                  10. Share Dispositive Power   2,048,371
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11. Aggregate Amount Beneficially Owned by Each Reporting Person   2,241,742
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares _____
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13. Percent of Class Represented by Amount in Row (11) 30.4%
--------------------------------------------------------------------------------

14. Type of Reporting Person   IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer:

Common Stock
Tenet Information Services, Inc.
3380 North El Paso Street, Suite G
Colorado Springs, Colorado 80907

Item 2.  Identity and Background:

(a) Name: Marty Williams

(b) Address: Let's Go Aero, Inc., 3380 North El Paso Street, Suite G, Colorado Springs, CO 80907

(c) Occupation and employment: Director, President, Chief Executive Officer and Chairman of the Board, Let's Go Aero, Inc., 3380 North El Paso Street, Suite G, Colorado Springs, CO 80907, a product design and engineering company that develops and sells novel cargo management solutions for the automotive, recreational vehicle and recreation industries. Director, President, Chief Executive Officer and Chairman of the Board, Tenet Information Services, Inc.

(d) Criminal Legal proceedings: None

(e) Civil Legal Proceedings: None

(f) Citizenship: USA

Item 3. Source and Amount of Funds or Other consideration.

On July 14, 2004, and effective as of June 30, 2004, Tenet Information Services, Inc. ("Tenet") and Let's Go Aero Inc., Colorado Springs, Colorado, ("LGA") entered into a definitive agreement for LGA's shareholders to acquire a controlling interest in Tenet through a stock-for-stock exchange. All of LGA's shareholders will exchange all of their 2,640.93 shares of LGA common stock for a total of 5,762,232 newly issued shares of Tenet's $.001 par value common stock. The 14 former LGA shareholders will then own in the aggregate 85% of the issued and outstanding shares of Tenet.

Mr. Williams obtained his 1,855,000 shares of Tenet (in joint ownership with his spouse) through exchange of his 850.18 shares of LGA (in joint ownership with his spouse) and obtained 386,742 options to acquire Tenet shares of common stock through exchange of his options to acquire 180 shares of LGA common stock (90 of which are owned by his spouse).

Item 4. Purpose of Transaction.

The purposes of the acquisition were (1) for the former shareholders of LGA to acquire control of a public company that had no business operations, yet which had some cash that could be used to fund operations of LGA, (2) to improve LGA's ability to raise additional working capital, and (3) to provide an incentive for holders of LGA convertible notes to convert the approximate $1.3 million in principal and interest due on such notes to common stock. Mr. Williams was a note holder (with his spouse) and received 127.18 shares of LGA as a consequence of the conversion.

The former Directors of Tenet appointed Marty Williams and Sara Williams as Directors of Tenet pursuant to the terms of the Acquisition Agreement, Stock for Stock. Marty Williams was appointed by the new Tenet Board of Directors as President, Chief Executive Officer and Chairman of the Board of Tenet and Sara Williams was appointed as Secretary, Treasurer and Chief Financial Officer of Tenet. Under the terms of that same agreement, Jerald L. Nelson and Fred J. Anderson resigned as officers and Directors of Tenet. Eric J. Nickerson continued his position as a Director of Tenet.

As a result of the exchange of shares, Tenet now holds LGA as a wholly owned subsidiary. Therefore, Tenet has effectively acquired all of the assets of LGA. Tenet will also move its principal office and business operations to 3380 North El Paso Street, Suite G, Colorado Springs, Colorado 80907.

Prior to the acquisition, Tenet, as a result of the sale of all its remaining operations on October 22, 2003, was a publicly traded company with no business operations, but with approximately $200,000 in cash and receivables after
subtraction  of  liabilities.   Tenet  had  1,016,860  shares  of  common  stock
outstanding at June 30, 2004, just prior to the effective date of the acquisition.

LGA was a privately held company and is a product design and engineering company based in Colorado Springs, Colorado. It develops and sells novel cargo management solutions for the automotive, recreational vehicle and recreation industries.

Item 5. Interest in Securities of the Issuer

(a)    Name: Marty Williams Shares Beneficially Owned:  2,241,742  Percentage of
       Class: 30.4%

(b) Shares beneficially owned includes options to acquire 386,742 shares of common stock (half owned by Mr. Williams directly and half owned by his spouse). The options expire March 31, 2006. Mr. Williams has sole voting power and sole dispositive power with respect to 193,371 and shared voting power and shared dispositive power with respect to 2,048,371 shares listed in Item 5(a).

(c)    See Item 3, above.

(d)    Not applicable.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Williams is not a party to any contracts, arrangements, understandings or relationships with any person with respect to any securities of Tenet other than as a consequence of the fact that he among all the other shareholders of LGA has tendered his shares of LGA to Tenet for exchange pursuant to the terms of the Acquisition Agreement described above, and that he executed the Acquisition Agreement as President of LGA. Mr. Williams personally is not a party to the Acquisition Agreement, but has executed a Subscription Agreement between Tenet and him with respect to the exchange of his shares of LGA. The terms of the Subscription Agreement with Mr. Williams may be summarized as merely representing and warranting ownership of the LGA shares, his status as an accredited investor, his access to information about Tenet, and the he understands that the shares of Tenet he will get in exchange will be restricted securities. The only covenant in the Subscription Agreement is that Mr. Williams will not sell his Tenet shares unless they are registered or the transaction is exempt from registration.

Item 7.  Materials to be filed as Exhibits.

Acquisition Agreement - Stock for Stock

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 26, 2004

/s/ Marty Williams
------------------
Marty Williams


EXHIBITS

Acquisition Agreement - Stock for Stock